P.E. 11-30-04

2004 Annual Report

COHESANT TECHNOLOGIES INC.

COHESANT



About the company

Cohesant Technologies Inc., ranked among the 200 Best Small Companies by Forbes Magazine and named one of the fastest growing small public companies in America by Fortune Small Business Magazine, is the parent corporation of two wholly owned subsidiaries, GlasCraft, Inc. and Raven Lining Systems, Inc. GlasCraft, Inc., based in Indianapolis, Indiana, designs, develops and manufactures specialized dispense equipment for the application of plural component materials such as polyesters, polyurethanes, polyureas, and epoxies. Raven Lining Systems, Inc., headquartered in Tulsa, Oklahoma, manufactures and sells unique high-performance coating systems for the growing underground infrastructure repair and protection markets. These industry-leading formulas, marketed under the Raven and AquataPoxy brands, are environmentally friendly and provide superior corrosion protection from most chemicals, municipal and industrial waste process waters, as well as safe containment of drinking water in tanks and water distribution systems.

Our mission

To achieve consistent growth and superior earnings by capitalizing on our core strengths ...

- Specialized dispense equipment technology for multi-component formulations in the coatings, polyester, polyurethane and polyurea industries.
- High-performance coating and lining systems for infrastructure protection and rehabilitation.
- Worldwide product distribution which gives the Company access to the expanding markets in today's global economy.
- A solid financial position which allows the Company to pursue strategic expansion opportunities outside the Company.



Cohesant Technologies Inc.

Financial Highlights Year Ended November 30

(Dollars in thousands, except per share amounts)

	2004	2003	2002	2001	2000
Net sales	$ 19,312	$ 17,276	$ 16,675	$ 16,392	$ 15,820
Net income	1,802	1,401	1,249	1,067	927
Net income per share	0.67	0.54	0.48	0.44	0.39
Cash dividends per share	0.26	0.25	-	-	-
Working capital	9,628	8,034	7,239	5,973	4,571
Total assets	13,672	12,343	10,770	9,429	8,875
Shareholders' equity	10,888	9,514	8,704	7,429	6,234
Return on average shareholders' equity	17.7%	15.4%	15.5%	15.6%	16.1%

COHT NASDAQ LISTED

The common stock of the company is traded on the Nasdaq Stock Exchange under the symbol COHT.

To our shareholders


Net Sales
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
$15,820
$16,392
$16,675
$17,276
$19,312
2000
2001
2002
2003
2004


Net Income (000s)
$2,100
$1,800
$1,500
$1,200
$900
$600
$300
$0
$927
$1,067
$1,249
$1,401
$1,802
2000
2001
2002
2003
2004


Net Income Per Share
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0
$0.39
$0.44
$0.48
$0.54
$0.67
2000
2001
2002
2003
2004

2004 was a breakthrough year for Cohesant. Cohesant was named one of the 200 Best Small Public Companies by Forbes Magazine and one of the 100 fastest growing small companies in America by Fortune Small Business Magazine. These honors were based on Cohesant's performance through the end of 2003.

Cohesant's 2004 performance surpassed even the measures that brought it the accolades of America's business press. The Company more than doubled its 2003 rates of sales and earnings growth. Consolidated revenues of $19.3MM exceeded 2003 by 11.8%. We leveraged this sales increase into a 28.7% increase in Net Income achieving Consolidated Net Income of $1.8MM.

Equipment sales fueled our growth in 2004. Equipment sales were up 13.8% – the best performance for Equipment since 1999. Coatings rocketed to a fast start in the first half of the year, only to be hampered by weather related issues in some of its key geographic strongholds during the second half of the year. Nonetheless, sales of Coatings exceeded 2003 by 6.9%.

There can be no doubt that GlasCraft was our corporate MVP in 2004. As promised in our letter to shareholders last year, GlasCraft renewed its focus on the top line in 2004 and took maximum advantage of favorable conditions in its International Markets to increase its sales by 15.5% over 2003. GlasCraft also made tremendous advances in operating discipline resulting in a 50% increase in its Pre-Tax Operating Profits for 2004. Raven, despite its second half disappointment, still turned in a solid performance, growing sales by almost 4.5% and operating profits by 8.1%.

As in past years, our success did not end with the Income Statement. We strengthened our balance sheet, achieved our 5th straight year of greater than 15% return on equity, paid 26 cents per share in dividends, and enjoyed a 72% annual increase in our stock price.



Operationally, both GlasCraft and Raven focused significant effort on a top to bottom review of their business processes with an eye towards increasing operating efficiencies and providing better service to our customers. Both companies successfully finished the first phase of this project mapping out a vision for the future of our core processes. Many operational gains were immediately achieved and goals were set for improved operations in the future.

The year was not without its tragedy. Richard Mordarski, GlasCraft's President, was diagnosed with and succumbed to cancer. We are grateful for Richard's friendship and leadership for over 23 years.

Looking forward to 2005, we will focus on our many remaining opportunities for improvement and growth. Our GlasCraft and Raven subsidiaries will continue on phase two of our process improvement project, finalizing plans to implement their newly updated vision for their core processes and beginning the long, hard process of achieving the planned gains. Realistically speaking, however, the easier operational changes were made in 2003 and 2004. Future gains will be more subtle and require greater efforts; the fruits of those efforts will not be seen immediately, but over the coming years. Harvesting these longer term gains will also take additional investment in systems and human resources. We have spent the last several years preparing for this phase of our growth plan and look forward to the changes and improvements that lie in our future.

As always, I would like to close by thanking GlasCraft and Raven management and employees for making 2004 a success. The strength of this team will be a key factor in successfully implementing the deep-rooted changes designed to help us grow into a global leader in Infrastructure Rehabilitation over the coming years.

Sincerely,

Morris H. Wheeler

Morris H. Wheeler
President and Chief Executive Officer









DISPENSING EXCELLENCE





A pioneer and leader in plural component dispensing systems, parts and service for the global marketplace, GlasCraft established the first production use spray up system for the fiberglass industry in 1959. The technology introduced by GlasCraft, made high volume, open mold processing a reality and initiated the rapid growth of the polyester reinforced composites industry. Over the past 40 years, we have continued to develop new and innovative dispense equipment for a wide variety of plural component markets.

The primary segments GlasCraft serves are polyester (fiberglass), polyurethane foam and polyurea coatings. GlasCraft maintains a close relationship with manufacturers and raw material suppliers to fuel our ongoing product development effort. We have built a reputation of designing the most technologically advanced dispense equipment in the marketplace.

GlasCraft has invested significant resources to develop non-atomized dispense equipment to meet the 2003 Environmental Protection Agency emission standard for the production of reinforced plastics composites and the MACT (Maximum Achievable Control Technology) standards that are to be adopted by the fiberglass industry by February 2006. This effort had two primary goals; to reduce emissions and to provide our customers with an efficient, reliable and easy to use machine. Our efforts resulted in the introduction of the INDy (Internal mix, Non-atomized, Dispense system) polyester dispense system in December 1999. The INDy has been tested at the CARL (Coatings Application Research Laboratory) located at Purdue University in Lafayette, Indiana and is documented as achieving the lowest levels of VOC emissions. The INDy system has been the top selling dispense system at GlasCraft since its introduction.

GlasCraft is also expanding its product line and activites with its polyurethane foam dispense equipment. Recent growth in using polyurethane foam for interior insulation in residential and commercial structures has increased demand for our dispense equipment, parts and service. We have several distributors building self-contained trailers, equipped with GlasCraft dispense equipment, for new contractors entering this market.

Polyurea coatings continue to be a growth area for GlasCraft. The unique characteristics of these coatings have resulted in many new applications. GlasCraft continues to lead the industry in the development of state-of-the-art dispense equipment for material manufacturers and their applications.

GlasCraft sells worldwide, primarily through distributors. Each distributor has factory-trained technicians for immediate service, and parts and systems in stock for fast delivery. GlasCraft supports their distributors with monthly training schools, on-site demonstrations and attendance at exhibitions and seminars.

Our exciting new products are matched by the outstanding service we provide.







Infrastructure is increasingly expensive to build and maintain. Today's water, wastewater and industrial technologies utilize aggressive chemicals and processes during treatment and manufacture causing accelerated corrosion issues. Additionally, more stringent regulatory controls demand less solvent content. Collectively, this has fueled demand for better and safer protection and rehabilitation technologies that provide longer lasting solutions. Raven Lining Systems early recognition of these trends led to the development of its proprietary high performance coatings and grouts, some of which boast 20 years of proven success. Manufactured by Raven under the Raven® and AquataPoxy® brands, these systems provide superior restoration and protection of pipelines, tanks, manholes, tunnels, vaults, basins and many other structures within the water, wastewater and industrial markets.

Raven's pioneering line of solvent-free coatings were ahead of the times, offering some of the most environment-friendly and applicator-safe systems available while emitting no VOC's. Superior adhesion and physical strengths enhance the ability of these coatings to provide the much needed renewal of aging infrastructure without the disruption and cost of replacement. Excellent chemical, abrasion and impact resistance allow them to succeed in the most aggressive environments.

Raven's premium formulations were designed for efficient installation by Raven's state-of-the-art spray technology. Minimizing downtime of the structures being coated is achieved by the quick "no evaporative process" cure time of the coating allowing extraordinarily thick application and fast return-to-service. Some AquataPoxy products meet the requirements of ANSI/NSF Standard 61 for contact with potable water in as little as 5 hours after application. These unique formulations permit quick, and previously unprecedented, applications in drinking water, food and beverage environments including tanks, clear wells, reservoirs, aqueducts and water distribution mains and lines.

Raven's growing network of trained Certified Applicators apply Raven high performance products with specially designed Raven application equipment. This industry recognized "Engineered System" facilitates optimal installation of Raven and AquataPoxy high performance coating systems, ensuring long-term protection and renewal of deteriorated infrastructure.





SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

(Mark One)
[X] Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2004

[ ] Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13484

COHESANT TECHNOLOGIES INC.
(Exact name of Small Business Issuer in Its charter)

Delaware	34-1775913
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
5845 West 82nd Street, Ste. 102, Indianapolis, Indiana	46278
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number, Including Area Code: (317) 871-7611

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $.001 Par Value registered on the Boston Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.001 Par Value

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes X No____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year. $19,312,180.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the average bid and asked prices of such stock, as of December 31, 2004. $11,566,061.

As of December 31, 2004, the Issuer had 2,677,115 shares of Common Stock, $.001 par value, outstanding.

Documents incorporated by reference: None

TABLE OF CONTENTS **PAGE**

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. These risks and uncertainties include, but are not limited to, a slow-down in domestic and international markets for two component dispense equipment systems and a reduction in growth of markets for the Company's two component epoxy coating and grout products.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) General

Cohesant Technologies Inc. ("Company" or "Cohesant") is engaged in the design, development, manufacture and sale of specialized two component dispense equipment systems and replacement parts used in the operation of this equipment and specialty two component epoxy coating and grout products.

The Company's dispense equipment systems are designed specifically for use with multiple component formulations such as fiberglass reinforced plastics, polyurethanes, and polyureas and epoxies. These equipment systems are commonly employed in the construction, transportation and marine industries to apply insulation, protective coating, sealant and anti-corrosive products and to create packaging and to fill molds for diverse products such as recreational boat hulls and construction products. The Company also maintains an extensive inventory of replacement parts.

The Company manufactures the Raven and AquataPoxy lines of epoxy coating and grout products. These high performance formulations provide protection and structural enhancement needed from deterioration caused by corrosion, infiltration, atmospheric conditions and chemical attack. Although the Company believes there are many more uses for the Raven and AquataPoxy products, they have most prevalently been used in the construction, repair, rehabilitation and maintenance of water and wastewater treatment, distribution and collection systems, and food & beverage, industrial and recreational facilities.

For the years ended November 30, 2004 and 2003, the Company had net sales of $19,312,180 and $17,276,183, respectively, of which $13,851,974 and $12,167,709, respectively, were for equipment systems and replacement parts and $5,460,206 and $5,108,474, respectively, were for coating and grout products.

The Company, which was organized in 1994, conducts business through its subsidiaries, GlasCraft, Inc. ("GCI"), an Indiana corporation, and Raven Lining Systems, Inc. ("Raven"), an Oklahoma corporation. As used herein, the term "Company" includes the operations of Cohesant and its wholly-owned subsidiaries GCI and Raven, unless the context indicates otherwise. The Company's business address is 5845 West 82nd Street, Suite 102, Indianapolis, Indiana 46278. The Company's web address is www.cohesant.com.

(b) Narrative Description of Business

PRODUCTS

GlasCraft, Inc.

GCI designs and manufactures a wide range of specialized dispense equipment systems, which are used to dispense multi-component formulations such as fiberglass reinforced plastics, polyurea and polyurethane coatings and polyurethane foam. Net sales of dispense equipment systems amounted to $6,751,902 and $5,656,687 for the fiscal years ended November 30, 2004 and 2003, respectively, representing 35.0% and 32.7%, respectively, of net sales. A significant portion of the Company's business is the sale of replacement and spare parts for its current and discontinued dispense equipment. The Company maintains an inventory of approximately 6,000 items to enable it to efficiently fill orders and service repairs. Net sales of replacement and spare parts and supplies amounted to $6,517,165 and $5,831,810, representing 33.7% and 33.8% of net sales for the fiscal years ended November 30, 2004 and 2003, respectively.

Fiberglass reinforced plastic dispense equipment systems. GCI develops dispense equipment systems for both open and closed mold methods of fiberglass reinforced plastic product manufacturing. GCI's dispense equipment systems can be used to manufacture a wide variety of products, including such diverse products as boat hulls and construction components. The open mold method is ideally suited for small quantity and custom production.

The United States Occupational Safety and Health Administration ("OSHA") and environmental regulatory agencies in the United States and abroad regulate the use of various volatile organic chemicals ("VOC's") such as styrene, acetone, methylene chloride and organic peroxides. These chemicals are often used in the process of fiberglass manufacturing. GCI primarily sells dispense equipment systems in the fiberglass market outfitted with its patented Multiport Impingement Technology which reduces VOC's and increases transfer efficiency. Multiport Impingement Technology is spray technology that reduces atomization by increasing the size of the sprayed droplets, while maintaining a quality spray pattern. Increased transfer efficiency results in less waste of product. GCI also sells dispense equipment systems which utilize its patented Air Assist Containment ("AAC") which improves containment of an atomized spray pattern. Improved containment limits emissions of VOC's. An increasing portion of GCI's fiberglass equipment systems are used in the closed mold process or Resin Transfer Molding (RTM). RTM, RTM Lite and other closed molded processes have the ability to further reduce waste and pollutants.

Polyurea and polyurethane coatings dispense equipment systems. The Company designs and manufactures equipment systems for dispensing polyurea and polyurethane coatings. A portion of these sales go to Original Equipment Manufacturers (OEM). Polyurea and polyurethane coatings are used to coat concrete in new construction, tanks, cargo beds and metal substrates. The Company's technology has many applications in the coatings industry. Consequently, the Company continuously seeks and develops new and different uses for its equipment systems. The Company, when necessary, will modify existing equipment system designs or will design new equipment systems to meet the requirements of new coatings as well as changing regulation and manufacturing methods.

Polyurethane foam dispense equipment systems. The Company also designs and manufactures equipment systems for dispensing polyurethane foam. Polyurethane foam is used for commercial and residential insulation, packaging, flotation devices and many other uses.

Raven Lining Systems

Raven produces high performance protective coatings under the Raven and AquataPoxy brands. These proprietary formulations of solvent-free coatings and grouts contain no VOC's. As with GCI, Raven benefits significantly from increasing government regulation of VOC's and the resulting trend towards low VOC products. Net sales of Raven and AquataPoxy products amounted to $5,460,206 and $5,108,474, representing 28.3% and 29.6% of net sales for the fiscal years ended November 30, 2004 and 2003, respectively. Additionally Raven sells equipment and spare parts, which is used to apply its coatings and grouts. Net sales of equipment and spare parts amounted to $582,907 and $679,212, representing 3.0% and 3.9% of net sales for the fiscal years ended November 30, 2004 and 2003, respectively. Typically, Raven does not sell equipment unless new Certified Applicators needing equipment are added or existing applicators decide to increase their capacity by buying additional equipment.

Raven Products. Raven's sprayable epoxies were formulated for ultra high-build (20-250 mils per coat) application on concrete, masonry and steel surfaces providing protection from atmospheric and chemical corrosion. The high physical strengths of some Raven formulations permit the epoxy to enhance the structural integrity of damaged structures. Raven products can be quickly applied under harsh environmental conditions providing quick return to service and substantial savings for industrial facilities by lessening downtime. The life span of the infrastructure exposed to these conditions can increase dramatically with the use of Raven's high performance protective coatings and linings. Raven's unique high performance line of products and network of Certified Applicators provide access to specialty coating contractors and key end-users in the wastewater, pulp and paper, petrochemical, power and other industries.

Raven coatings and grouts are solvent-free, nontoxic, 100% solids epoxy products, emitting no VOC's. These products offer safe working environments while complying with the existing United States Environmental Protection Agency ("EPA") and Clean Air Act regulations.

AquataPoxy Products. The AquataPoxy line of solvent-free epoxy coating and grout products is designed to extend the life of a structure by protecting it from corrosion. These products are formulated to have high performance characteristics such as excellent resistance to moisture, corrosion and chemical attack. AquataPoxy products are used in the construction, repair, rehabilitation and maintenance of food processing and water storage structures, wastewater treatment and collection systems of municipalities and industrial and recreational facilities. AquataPoxy products are unique with their high moisture tolerant characteristics that allow them to be applied to underwater and moisture filled concrete surfaces. AquataPoxy products are ideally suited for the rapidly growing market in underground rehabilitation of infrastructure. AquataPoxy products are specified for use by many engineers and governmental agencies in connection with the rehabilitation of potable and/or wastewater facilities by trained applicators. The Company is aggressively demonstrating and testing AquataPoxy products to expand awareness of its unique attributes and the application and marketing benefits of its Certified Applicator program.

AquataPoxy products contain no solvents or VOC's. Properly applied, AquataPoxy products are inert once cured and do not release harmful by-products into air, water or the environment. Conversely, competitive solvent-borne coatings have the potential to release carcinogens and other hazardous substances into the environment and generally are not desirable for applications that involve contact with food, drinking water, animals or people. The Company maintains certification under the National Sanitation Foundation Standard 61 and meets qualifications of the United States Department of Agriculture for agricultural applications, food processing and potable water facilities and marine environments.

MARKETING

Distributors and Certified Applicators

Most of the Company's products are sold through a growing network of independent distributors and Certified Applicators in the United States and overseas. A significant portion of GCI's, and a small portion of Raven's, sales are made directly to large end-users and OEM accounts by factory sales personnel.

Generally, the products of GCI are sold through over 100 independent domestic and international equipment distributors. Most of these distributors are engaged in the sale of polyester resins and gel coats, fiberglass strand and mat, polyurethane foams and coatings and similar items. Many of the international distributors sell only industrial equipment. In the fiscal years ended November 30, 2004 and 2003, GCI's ten largest distributors accounted for 40% and 35% of equipment system and replacement parts sales, respectively. Of the foregoing, five of the distributors in fiscal 2004 and four distributors in fiscal 2003 were internationally based. GCI provides training to the distributors and customers in the use of its equipment systems and products.

Raven primarily markets its products, application and spray technology through Certified Applicators. Raven presently has forty-four domestic Certified Applicators and one international Certified Applicator. For the fiscal years ended November 30, 2004 and 2003 Raven's ten largest Certified Applicators accounted for 71% and 67%, respectively, of coating and grout product sales.

Brochures, Advertising and Trade Shows

The Company supports its marketing with brochures, sales catalogues, direct mailings and media insertions in various trade publications. In connection with coating and grout products, the Company also prepares media promotion kits and product demonstration kits for use by Certified Applicators and distributors. Company personnel, representatives and distributors attend trade shows in the United States and overseas. Typically, potential customers and distributors attend these shows. In addition, these shows afford the Company the opportunity to keep abreast of its competitors' products and developments in the industry. Company personnel also participate in various industry organizations and work with complementary technologies to present educational and technical seminars. These seminars assist in industry growth and guide prospective customers to the Company's products and methods.

MANUFACTURING AND RAW MATERIALS SUPPLY

The Company assembles its dispense equipment system products from commercially available components and components manufactured to specification by a variety of vendors. The Company performs minimal fabrication of components. The Company is not dependent upon any single vendor for the conduct of its business, and generally has alternative sources for all necessary components.

Similarly, there are a number of alternative sources of the raw materials used in the manufacture of the coating and grout products of the Company. The Company maintains good working relationships with major resin suppliers. The Company does not believe that it is dependent on any one vendor of raw materials for its coating and grout products and the Company does not believe the loss of any one supplier would have a material adverse impact on the Company.

COMPETITION

The markets for all of the Company's products are highly competitive. The Company competes with numerous well-established companies, most of which possess substantially greater financial, marketing, personnel and other resources than those of the Company.

There are a number of competitive equipment manufacturers, which include Graco Inc., Gusmer, Inc. and Magnum-Venus Products. Competitors of Raven include Carboline Company, Tnemec Company, Inc. and International Protective Coatings. The Company competes by increasing customer awareness of its quality products, by offering its products at a competitive price, and through product line extensions.

The markets for the Company's products are characterized by changing technology and industry standards. Accordingly, the ability of the Company to compete is dependent upon the Company's ability to complete development and effectively market its state-of-the-art equipment and coating products.

RESEARCH, DEVELOPMENT AND ENGINEERING

The Company has a research and development program to continually improve its existing products, to develop new products and to custom engineer equipment and products to meet specific customer requests. In fiscal 2004 the Company revamped its development approach to improve delivery times from development to market. The Company has eleven full-time and one part-time employees devoted to engineering, research and development. Virtually all of the products marketed by the Company were developed internally, either by the Company or its predecessors. Research, development and engineering expenses for the fiscal years ended November 30, 2004 and 2003 were $1,009,349 and $917,803, respectively, or 5.2% and 5.3%, respectively of net sales. The Company expects this level of research, development and engineering expense to continue or slightly increase in the future. The Company is currently introducing its newly developed and patented Probler P2 gun.

GOVERNMENT REGULATION

The Company is subject to regulations administered by the EPA, OSHA, various state agencies, county and local authorities acting in cooperation with Federal and state authorities and international governmental regulatory agencies. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. The extensive regulatory framework imposes significant compliance burdens and risks on the Company's operating subsidiaries. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil and criminal fines in the case of violations.

The Company has in place programs to achieve and maintain substantial compliance with the currently existing environmental and worker exposure laws and regulations, which materially affect the Company's continuing businesses. As of the date of this Report, based on its experience and consultations with environmental consultants, management believes that the Company is taking or has taken all necessary measures to comply with applicable Federal, state and local environmental laws and regulations and worker exposure regulations.

As a product exporter, the Company is subject to import and other regulations by international governments. While the Company currently does not experience any significant difficulties with exports, future changes to international laws and regulations could impact international sales.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

The Company holds several U.S. patents and patent applications, all of which are applicable to the Company's specialized two component dispense equipment. No single patent is material to the Company. The Company's patents expire at various times in the future through 2021. In fiscal 2004 GCI received a patent and has an application pending covering the Probler P2 gun. Also, GCI received in fiscal 2004 a patent on its Indy Gel dispense gun.

The Company believes that product recognition is an important competitive factor in the equipment and chemical industries. Accordingly, the Company holds a United States trademark registration for AAC®, Aquatapoxy®, GlasCraft® and Raven® and promotes these trade names in connection with its marketing activities.

The Company also relies on proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its products.

EMPLOYEES

As of December 31, 2004, the Company employed 74 full time and 4 part time persons, 22 of whom are in sales, 12 are in engineering, research and development, 2 are in service, 4 are in quality control, 27 are in manufacturing and 11 are in accounting and administration. The Company believes its relations with its employees are good.

ITEM 2. PROPERTIES

The Company's executive offices are located in Indianapolis, Indiana, with its principal manufacturing, warehouse and distribution facilities located in Indianapolis, Indiana and Tulsa, Oklahoma. GCI leases approximately 51,200 square feet of office, manufacturing and warehouse space in Indianapolis, Indiana through January 2009. Raven leases approximately 14,400 square feet of combined office and manufacturing space in Tulsa, Oklahoma through June 2005. The Company does not foresee a material impact on operations in either renewing this lease or obtaining an equivalent lease at a nearby facility. The Company believes its facilities are adequate to meet its current and prospective needs.

ITEM 3. LEGAL PROCEEDINGS

In November 1999, following the sale of certain assets of the Company's American Chemical Company ("ACC") subsidiary, ACC contributed its land and building to Marine Learning Institute ("MLI"), a not-for-profit environmental educational organization. MLI agreed to indemnify the Company to assume any costs arising from or out of the past, present or future environmental condition of the site. Subsequent to the donation of the St. Louis property, the Missouri Attorney General's office raised questions regarding the status of the contributed land and advised the affected parties that additional clean-up efforts were necessary. MLI advised both the Company and the Missouri Attorney General that, in its opinion, no further clean-up efforts were necessary. Management intends to seek indemnification from MLI for any further clean-up and legal costs. No activity with respect to this matter occurred in Fiscal 2004.

The Company is a party to certain other legal matters arising in the ordinary course of business. Management believes the ultimate disposition of these matters and the matter referred to above will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the fiscal year ended November 30, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Common Stock of the Company is quoted on the Nasdaq Small Cap Market and listed on the Boston Stock Exchange under the symbol "COHT".

The following table sets forth the high and low closing bid prices of the Company's Common Stock for each quarter in the two year period ended November 30, 2004, as reported by Nasdaq. Bid quotations represent high and low prices quoted between dealers, do not reflect retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

Common Stock

	Bid Price High	Bid Price Low
Year Ended November 30, 2003		
First Quarter	$ 4.64	$ 3.03
Second Quarter	3.87	3.26
Third Quarter	4.25	3.39
Fourth Quarter	9.25	3.92
Year Ended November 30, 2004		
First Quarter	$ 7.63	$ 5.75
Second Quarter	11.15	6.20
Third Quarter	14.97	6.95
Fourth Quarter	13.25	8.88

Substantially all of the holders of common stock maintain ownership of their shares in "street name" accounts and are not, individually, shareholders of record. At November 30, 2004 the Company believes there are in excess of 1,000 beneficial owners of common stock, although there are only 46 holders of record.

The Company declared its first dividend to shareholders of record at November 30, 2003. This dividend of $.25 a share was paid to shareholders on December 10, 2003.

In June, 2004, the Company announced that its Board of Directors enacted a new dividend policy paying shareholders $0.26 per share annually, distributable at $0.13 per share on a semi-annual basis. The semi-annual dividend payment of $0.13 was paid on July 8, 2004 and December 10, 2004 to shareholders of record on June 28, 2004 and November 30, 2004. The Board of Directors noted that it intends to review the dividend policy on at least a semi-annual basis to ensure sufficient cash availability for capital expenditures and potential acquisitions.

The following table sets forth certain information regarding the Company's equity compensation plans as of November 30, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights.	Number of securities remaining available for future issuances under equity compensation plans.
Equity compensation Plans approved by Security holders	237,850(1)	$3.52	137,500(1)
Equity compensation Plans not approved by Security holders	67,500(2)	N/A	0
Total	305,350	$3.52	137,500

(1) Represent shares granted or available for grant under the Company's 1994 Employee Stock Option Plan, as amended.
(2) Represents restricted stock awards granted to employees in fiscal 2004. The Company anticipates submitting to shareholders at the 2005 annual meeting a new compensation plan, to replace the 1994 stock option plan, that will provide for the issuance of restricted stock awards, options and other stock rights.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Fiscal Year Ended November 30, 2004 as compared to Fiscal Year Ended November 30, 2003

Net sales for the fiscal year ended November 30, 2004, were $19,312,180 representing an increase of $2,035,997 or 11.8%, from fiscal 2003 net sales of $17,276,183. Net income was $1,802,267, a $401,658 or 28.7% increase over last year.

Net sales of dispense equipment and spare parts at GCI increased $1,780,570 or 15.5% to $13,269,067 in fiscal 2004. This increase was primarily attributable to increased sales of fiberglass systems and spare parts, coatings dispense equipment and coatings and polyurethane spare parts. International dispense equipment and spare parts net sales increased 20.4%, while domestic dispense equipment and spare parts net sales increased 11.4%. The increase in international sales was primarily a result of increased sales to Europe/Middle East, due in part to the weakness of the U.S. dollar which helps the Company's exports.

Specialty grout and epoxy net sales at Raven increased $351,732 or 6.9% to $5,460,206 in fiscal 2004. In addition, Raven had ancillary equipment sales of $582,907 in fiscal 2004 compared to $679,212 in fiscal 2003. Typically, Raven does not sell equipment unless new Certified Applicators needing equipment are added or existing applicators decide to increase their capacity by buying additional equipment. Sales of specialty grout and epoxy coatings slowed in the fourth quarter due to inclement weather in key geographic areas which delayed many construction projects and exhausted municipal budgets. This trend may continue into the first portion of 2005.

The Company's gross margin increased to $9,927,939, or 51.4% of net sales, in fiscal 2004 from $8,655,673, or 50.1% of net sales, in fiscal 2003. The gross margin dollar increase was primarily attributable to increased sales volume and improved gross margin percentages. The gross margin percentage increase was primarily a result of increased profitability on dispense equipment and spares parts net sales. Increases in raw material costs in fiscal 2005 are expected to have a small adverse impact on gross margins, particularly if the Company is unable to fully pass on such increases to its customers.

Research, development and engineering expenses were $1,009,349 and $917,803 for the fiscal years ended November 30, 2004 and 2003, respectively. This increase of $91,546, or 10.0% was primarily attributable to increased costs at GCI. The Company is currently introducing its newly developed and patented Probler P2 gun.

Selling, general and administrative expenses were $6,088,932 and $5,613,525 for the fiscal years ended November 30, 2004 and 2003, respectively. This increase of $475,407, or 8.5% was primarily attributable to increased incentive compensation and commission costs attributable to increased sales and profitability.

Other income, net of other expenses for the fiscal year ended November 30, 2004, decreased $9,638 to $71,376. This decrease was primarily a result of lower finance charge income derived from outstanding trade receivables.

The effective tax rate for the years ended November 30, 2004 and 2003 was 37.9% and 36.5%, respectively.

Liquidity and Capital Resources

The Company's primary sources of liquidity are its cash reserves, cash provided by operations, and availability under the revolving line of credit. At November 30, 2004 the Company has cash of $5,036,582, net working capital of $9,628,371 and $3,500,000 available under the revolving line of credit.

For the fiscal year ended November 30, 2004 cash provided by operations was $2,241,365 compared to $2,248,618 in the comparable period last year. Cash usage in investing activities decreased to $163,500 in the current period from $280,407 in the prior year period. This decrease was due to decreased spending on property and equipment. Cash used in financing activities was $879,462 in the current period compared to $53,730 cash provided by financing activities in the 2003 period. This increase was almost entirely due to the Company initiated dividend program.

On April 23, 2004, the Company renewed, through May 1, 2005, its $3,500,000 unsecured revolving line of credit facility. This facility accrues interest at the bank's prime lending rate. Among other restrictions, the credit facility requires that the Company meet certain covenants including financial ratios. The Company does not foresee any problems renewing this facility or obtaining an equivalent facility from another lender. As of November 30, 2004, the Company was in compliance with all covenants and did not have a balance outstanding under this facility.

On June 10, 2004, the Company announced that its Board of Directors enacted a new dividend policy paying shareholders $0.26 per share annually, distributable at $0.13 per share on a semi-annual basis. A semi-annual dividend payment of $0.13 totaling $341,957 and $347,005 was paid on July 8, 2004 and December 10, 2004, respectively to shareholders of record on June 28, 2004 and November 30, 2004. The Board of Directors noted that it intends to review the dividend policy on at least a semi-annual basis to ensure sufficient cash availability for capital expenditures and potential acquisitions.

In November 2003 the Company announced its first ever dividend, a dividend of $0.25 per share totaling $645,341 was paid on December 10, 2003 to shareholders of record on November 30, 2003.

The Company does not have any other significant commitments or guarantees except for rental commitments, which are disclosed in Note 10 to the Consolidated Financial Statements.

The Company believes that its cash flow from operating activities, existing cash resources and working capital coupled with its bank line will be adequate to meet its capital needs for the foreseeable future.

Critical Accounting Policies

The Company has disclosed those accounting policies that it considers to be significant in determining the amounts to be utilized for communicating its consolidated financial position, results of operations and cash flows in the notes to its consolidated financial statements.

The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management continually evaluates the information used to make such estimates as its business and economic environment changes and has discussed these estimates with the Audit Committee of the Board of Directors. Actual results are likely to differ from these estimates, but management does not believe such differences will materially affect the Company's financial position or results of operations. The following accounting policies represent the most critical based on management's analysis due the impact on the Company's results of operations.

Revenue Recognition. The Company recognizes revenue from sales upon shipment of goods at which time title and risks of ownership transfer to the buyer.

Accounts receivable. The Company evaluates the allowance for doubtful accounts on a periodic basis and reviews any significant customers with delinquent balances to determine future collectability. The determination includes a review of legal issues (such as bankruptcy status), past payment history, current financial and credit reports, and the experience of the credit representative. Allowances are established in the period in which the account is deemed uncollectable or questionable collectability. The Company believes, based on past history and credit policies, that the net accounts receivable are of good quality.

Inventory. The Company's inventories are valued at the lower of cost or market. Reserves for obsolescence are estimated and based on projected sales volume. Though management considers these balances adequate and proper, changes in sales volumes due to unexpected economic conditions could result in materially different amounts for this item.

Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that the Company's consolidated financial statements provide a meaningful and fair perspective of the Company. This is not to suggest that other risk factors such as changes in economic conditions, changes in material costs, and others could not adversely impact the Company's consolidated financial position, results of operations and cash flows in future periods.

New Accounting Standards

On December 16, 2004, the FASB finalized SFAS No. 123R "Share-Based Payment," which will be effective for small business issuers at the beginning of the first interim or annual reporting period after December 15, 2005. The new standard will require the Company to expense stock options and the FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options. The Company has begun a process to analyze how the utilization of a binomial lattice model could impact the valuation of our options. The effect of expensing stock options on our results of operations using the Black-Scholes model is presented in the table in Note 2p.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

On April 30, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133 and is to be applied prospectively to contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's financial statements.

In 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities effective for 2003. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. The adoption of FIN No. 46 did not have an impact on the financial position or results of operations of the Company.

In 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires guarantees to be recorded at fair value and requires a guarantor to make significant new disclosure, even when the likelihood of making any payments under the guarantee is remote. FIN 45's initial recognition and initial measurement provisions are applicable on a prospective basis to the guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have an impact on the financial position or results of operations of the Company.

ITEM 7. FINANCIAL STATEMENTS

This information appears in a separate section of this report following Part III.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-KSB, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a)

The following table sets forth certain information regarding the current Directors and Executive Officers of the Company. Each director holds office from election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

NAME	PRINCIPAL OCCUPATION AND AGE	DIRECTOR SINCE
Dwight D. Goodman	Chairman; age 71	1994
Morris H. Wheeler	President and Chief Executive Officer, Acting President of GCI; age 44	1996
J. Stewart Nance	President of Raven Lining Systems Inc.; age 49	N/A
Robert W. Pawlak	Chief Financial Officer and Secretary; age 36	N/A
Michael L. Boeckman	Chief Financial Officer and Administrative Partner of Cohen & Co.; age 58	1994
Morton A. Cohen	Chairman and Chief Executive Officer of Clarion Corp.; age 69	1994
Richard L. Immerman	President of BleachTech LLC; age 54	1998

DWIGHT D. GOODMAN has been a Director of the Company since its inception and has been the Chairman of the Board since January 2002. Mr. Goodman was Chief Executive Officer of the Company from January 1998 to December 2001 and President of the Company from July 1996 to December 2001, and prior thereto held various executive offices. Mr. Goodman had been the President and Chief Executive Officer of GCI from 1984 to 1996.

MORRIS H. WHEELER has been a Director of the Company since 1996 and Chief Executive Officer and President since January 2002. In June 2004 Mr. Wheeler became Acting President of GCI. In 1999, Mr. Wheeler founded Drummond Road LLC, an investment management company involved in the management of the venture capital portfolio of Clarion Capital Corporation ("Clarion"). Prior to founding Drummond Road, from April 1998 to June 1999, Mr. Wheeler was the founder and Chief Executive Officer of sputnik7.com (formerly BlueTape, LLC), an Internet media company, which won a Webby for Music Entertainment. Prior to April 1998, Mr. Wheeler served in various executive capacities with Clarion.

He also served as President of Clarion Management Ltd., an investment management and consulting company from April 1996 to April 1998. Mr. Wheeler holds a degree in economics from the University of Massachusetts at Amherst and a J.D. from the Yale Law School and is the son-in-law of Morton A. Cohen, the Company's major beneficial shareholder.

J. STEWART NANCE has been an executive officer of the Company since June 1998 and has been President of Raven since December 1995. Previously, he was President and part owner of Raven's predecessor company.

ROBERT W. PAWLAK has been Vice President-Finance and Chief Financial Officer of the Company since June 1998, Secretary of the Company since June 1997 and Controller of the Company since October 1996. Mr. Pawlak held various accounting positions for GCI since March 1994.

Michael L. Boeckman has been a Director of the Company since 1994. Mr. Boeckman has been Administrative Partner and Chief Financial Officer of Cohen & Co., a Northeast Ohio regional based accounting firm (no relation to Morton A. Cohen), since October 2000 and December 1996, respectively. From May 1996 through December 1996, Mr. Boeckman was a self-employed business consultant. From July 1994 until May 1996, Mr. Boeckman was the Company's President and Chief Operating Officer.

Morton A. Cohen has been a Director of the Company since 1994. From July 1994 until December 2001, Mr. Cohen had been the Chairman of the Board. He served as the Company's Chief Executive Officer from 1994 to January 1998. Mr. Cohen has been Chairman of the Board of Directors and Chief Executive Officer of Clarion Capital Corporation ("Clarion"), a private, small business investment company, for more than five years. Mr. Cohen is the father-in-law of Morris H. Wheeler.

Richard L. Immerman has been a Director of the Company since 1998. Mr. Immerman is President of BleachTech LLC, a manufacturer of sodium hypochlorite, since its inception in January 2002. Mr. Immerman is a partner of Chemical Ventures (manufacturer of magnesium chloride) a position he has held for over five years. Until March 2003, Mr. Immerman was also owner of Functional Products Inc., a supplier of lubricant additives.

The audit committee consists of Michael L. Boeckman, Morton A. Cohen, Chairman, and Richard L. Immerman. Michael L. Boeckman has been designated by the Board of Directors as the "Audit Committee Financial Expert" under SEC rules and he also meets the NASD's professional experience requirement.

ITEM 10. EXECUTIVE COMPENSATION

The following table sets forth information relating to the annual and long-term compensation for the fiscal years ended November 30, 2004, 2003, 2002 for each individual who served as Chief Executive Officer and the other two most highly compensated executives of the Company. No other executive officer received compensation in excess of $100,000 during such year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Long-Term Compensation Awards: Restricted Stock Awards($) (2)	Long-Term Compensation Awards: Securities Underlying Options (shares) (3)	All other Compensation (4)
Morris H. Wheeler	2004	$153,010	$91,869	$0	$70,125	0	$6,510
President, Chief	2003	143,000	50,050	0	107,998	0	6,259
Executive Officer & Acting President of GCI	2002	100,000	35,000	0	0	25,000	2,172
J. Stewart Nance	2004	111,500	96,500	0	36,525	0	6,533
President - Raven	2003	107,500	92,500	0	16,442	0	6,493
Lining Systems, Inc.	2002	101,500	78,500	0	0	5,000	5,550
Robert W. Pawlak	2004	88,275	39,732	0	25,950	0	4,235
Chief Financial Officer & Secretary	2003	82,500	28,875	0	30,270	0	3,552

(1) Excludes perquisites and other benefits, unless the aggregate amount of such compensation is greater than 10 percent of the total of annual salary and bonus reported for the named executive officer.

(2) The restricted stock awards reflect (i) in the 2004 period shares granted in June 2004 which are subject to continued employment vesting and may vest earlier based on certain performance objectives being met and shares granted in December 2004 which are fully vested (ii) in the 2003 period the amount presented represents shares granted in March 2004 as long term incentive compensation for fiscal 2003 which are subject to continued employment vesting and included a portion of cash compensation paid to cover employees withholding taxes on the grant. The dollar value of the restricted shares issued to the individuals are based on the Company's stock prices on the dates of issue. The number and value of the aggregate restricted stock holdings on November 30, 2004 for individuals named in the table are as follows: Morris H. Wheeler 21,700 shares ($274,939), J. Stewart Nance 6,650 shares ($84,256), Robert W. Pawlak 7,150 shares ($90,591).

(3) Options were granted in December 2002 as long term incentive compensation for fiscal 2002.

(4) Includes corporate contributions to the Company's 401(k) Plan and dollar value of additional life insurance paid by the Company as reported on form W-2.

Option Grants in Last Fiscal Year (Individual Grants)

No stock options were granted during fiscal year 2004. The Company determined issuing restricted stock awards in lieu of stock options was a more effective means of aligning employees' interests with those of the Company's shareholders.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information relating to aggregate option exercises during the last fiscal year and fiscal year-end option values for the chief executive officers and the other executives of the Company named in the compensation table.

			Number of Unexercised Options at November 30, 2004		Value of Unexercised In-The-Money Options at November 30, 2004	
NAME	SHARES ACQUIRED ON EXERCISE	VALUE REALIZED	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Morris H. Wheeler	0	0	56,250	18,750	$526,938	$160,313
J. Stewart Nance	0	0	11,000	7,000	103,020	62,840
Robert W. Pawlak	0	0	8,500	9,500	78,195	83,065

Long-Term Incentive Plans - Awards in Last Fiscal Year

			Estimated Future Payouts Under Long-Term Incentive Plan		
Name	Number of Shares	Performance or other Period Until Maturation of Payout	Threshold (2)	Target (3)	Maximum (4)
Morris H. Wheeler	3,500	Shares Fully Vested	3,500	0	3,500
	3,750 (1)	11/30/06 - 6/10/11	0	3,750	3,750
J. Stewart Nance	700	Shares Fully Vested	700	0	700
	3,750 (1)	11/30/06 - 6/10/11	0	3,750	3,750
Robert W. Pawlak	600	Shares Fully Vested	600	0	600
	2,500 (1)	11/30/04 - 6/10/11	400	2,100	2,500

(1) Shares vest on a cliff basis at June 10, 2011, subject to earlier incremental vesting based on achieving performance objectives related to the Company's long-term strategic growth plan. The actual number of shares that will vest may be less than the numbers shown, if the executive's employment terminates before the vesting of the shares.
(2) Threshold: Represents the number of shares that vested on November 30,2004 or earlier in the fiscal year.
(3) Target: Represents the number of shares that were not vested as of November 30, 2004.
(4) Maximum: Represents the aggregate number of granted shares, vested and unvested as of November 30, 2004.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2004, certain information concerning those persons known to the Company, based on information obtained from such persons, with respect to the beneficial ownership (as such term is defined in rule 13d-3 under the Securities Exchange Act of 1934, as amended) of shares of common stock of the Company by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares; (ii) each Director, (iii) each executive officer named in the Summary Compensation Table and (iv) all Directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES OWNED
Morton A. Cohen 1801 East 9th Street Cleveland, Ohio 44114	1,268,980(1)(2)	47.3%
Clarion Capital Corporation 1801 East 9th Street Cleveland, Ohio 44114	1,175,980	43.9%
Michael L. Boeckman	13,283(2)	*
Dwight D. Goodman	63,155(2)	2.4%
Richard L. Immerman	52,000(2)	1.9%
J. Stewart Nance	122,237(2)(3)(4)	4.5%
Robert W. Pawlak	50,557(2)(3)	1.9%
Morris H. Wheeler	134,015(2)(3)	4.9%
All directors and executive officers as a group (7 persons)	1,704,227(4)(5)	61.0%

* Represents less than 1%

(1) Includes 1,175,980 shares owned of record by Clarion Capital Corporation ("Clarion"), an entity of which Mr. Cohen is a principal.

(2) Includes shares issuable upon exercise of options exercisable within 60 days of the date hereof as follows: Mr. Cohen 5,000 shares, Mr. Boeckman 5,000 shares, Mr. Goodman 7,500 shares,

Mr. Immerman 15,000 shares, Mr. Nance 12,250 shares, Mr. Pawlak 11,000 shares, and Mr. Wheeler 62,500 shares.

(3) Includes shares owned in the Company sponsored 401k Plan as of December 31, 2004 as follows: Mr. Nance 39,239 shares, Mr. Pawlak 3,889 shares, and Mr. Wheeler 2,888 shares.

(4) Includes 4,285 shares owned by children of Mr. Nance.

(5) Includes 118,250 shares issuable upon exercise of options exercisable within 60 days of the date hereof. Includes 46,016 shares owned in the Company sponsored 401k Plan as of December 31, 2004.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has an Employment Agreement with Morris H. Wheeler, its Chief Executive Officer, which expires on December 31, 2005. Under the terms of the Agreement, Mr. Wheeler receives a salary of $175,000, adjusted annually for inflation. Additionally, the Company paid a fee of $50,000 in Fiscal 2004 to an entity controlled by Mr. Wheeler for the provision of office space for personnel and other management support.

On November 5, 2001, the Company approved the sale of an aggregate of 99,999 shares of Common Stock to six executive and other officers of the Company and its subsidiaries at a price of $2.56 per share. The Company received promissory notes from each of the purchasers for the shares. The Notes are payable in four years and bear interest at 4.13%. The Company has the right, but not the obligation, to repurchase, in decreasing percentages, the shares in the event of an individual's termination of employment within three years.

The Company has a Financial Advisory Agreement with Clarion pursuant to which Clarion provides management support. Clarion receives a quarterly fee of $13,000. Under the agreement, Clarion also performs additional specific projects, as requested. Under the agreement, Clarion received $52,000 in fiscal 2004.

ITEM 13. EXHIBITS

*3.1	Certificate of Incorporation of the Company, as corrected.
**3.2	By-Laws of the Company, as amended.
***4.1	Credit and Security Agreement, dated May 15, 1998, by and between the Company and NBD Bank, N.A.
###4.2	Amendment to Credit and Security Agreement, dated April 23, 2004, by and between the Company and Union Planters Bank, N.A., the successor to NBD Bank, N.A.
#10.1	The Company's 1994 Employee Stock Option Plan, as amended.
****10.2	Lease Agreement between GlasCraft, Inc. and ProLogis North Carolina Limited Partnership.

##10.3	Amendment to Lease Agreement between GlasCraft, Inc. and ProLogis North Carolina Limited Partnership.
*****10.4	Employment Agreement with Morris Wheeler, Chief Executive Officer.
10.5	Amendment to Employment Agreement with Morris Wheeler, Chief Executive Officer.
####14	Code of Ethics for Executive Officers and All Senior Financial Officers.
21	Subsidiaries of the Registrant.
23	Consent of Independent Public Accountants
31.1	302 Certification of Chief Executive Officer
31.2	302 Certification of Chief Financial Officer
32	906 Certification of Principal Executive and Financial Officers

* Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 1995.

** Incorporated here in by reference to the Exhibit included to the Company's Registration Statement on Form SB-2 dated November 29, 1994 (No. 33-82732).

*** Incorporated herein by reference to Exhibit 4.1 included in the Company's Quarterly report on Form 10-QSB for the quarter ended May 31, 1998.

**** Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 1998.

***** Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2001.

Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2002.

Incorporated herein by reference to the Exhibit to the Company's Quarterly report on Form 10-QSB for the quarter ended August 31, 2003.

Incorporated herein by reference to Exhibit 4.2 included in the Company's Quarterly report on Form 10-QSB for the quarter ended May 31, 2004.

Incorporated herein by reference to the Exhibit to the Company's Annual Report on Form 10-KSB for the year ended November 30, 2003.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth the aggregate fees billed to the Company by Ernst & Young LLP:

	Fiscal 2004	Fiscal 2003
Audit Fees	$68,325	$63,455
Audit Related Fees	3,275	1,495
Tax Fees	23,675	26,730
All Other Fees	1,800	0
	$97,075	$91,680

Audit Fees: Aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and review of financial statements in the Company's Form 10QSB Reports.

Audit Related Fees: Aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees" above. In 2004 the fees were derived from research and consultation in connection with compensation planning. In 2003 the fees were derived from consultation in connection with Sarbanes Oxley.

Tax Fees: Aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. The nature of services in both years primarily consisted of tax provision review and tax return preparation.

All Other Fees: In fiscal 2004 other fees represent research and consultation services. The nature of these services was research relating to a potential acquisition. For the fiscal year ended November 30, 2003, the Company was not billed any additional fees for services by Ernst & Young, LLP other than the services covered under the captions "Audit Fees", "Audit Related Fees" and "Tax Fees" above.

All services listed were pre-approved by the Audit Committee.

The Audit Committee of the Board has considered whether the services described above are compatible with maintaining the independent accountant's independence and has determined that such services have not adversely affected Ernst & Young LLP's independence.

COHESANT TECHNOLOGIES INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cohesant Technologies Inc.

We have audited the accompanying consolidated balance sheets of Cohesant Technologies Inc. as of November 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohesant Technologies Inc. at November 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Indianapolis, Indiana
December 16, 2004

COHESANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
AS OF NOVEMBER 30, 2004 AND 2003
ASSETS

ASSETS:	2004	2003
Cash and cash equivalents	$ 5,036,582	$ 3,838,179
Accounts and note receivable, net of allowance for doubtful accounts of $302,000 and $340,000, respectively	3,297,305	3,244,788
Inventory	3,367,947	3,230,100
Prepaid expenses and other	272,032	249,813
Deferred tax assets	210,000	239,100
Total current assets	12,183,866	10,801,980
Property, plant and equipment, net	520,866	580,945
Patents and other intangibles, net of accumulated amortization of $139,278 and $126,500, respectively	125,296	118,291
Goodwill	840,254	840,254
Other noncurrent assets	1,815	1,815
Total assets	$13,672,097	$12,343,285

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
AS OF NOVEMBER 30, 2004 AND 2003
LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
LIABILITIES:		
Accounts payable	$ 983,798	$ 914,048
Accrued salaries, benefits and commissions	786,713	691,074
Accrued taxes	240,860	307,310
Other current liabilities	544,124	855,181
Total current liabilities	2,555,495	2,767,613
Deferred tax liability	228,200	61,300
Total liabilities	2,783,695	2,828,913
COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)		
SHAREHOLDERS' EQUITY:		
Common stock ($.001 par value; 10,000,000 shares authorized and 2,613,965 and 2,638,965 shares issued, respectively)	2,614	2,639
Additional paid-in capital	6,313,774	6,254,394
Retained earnings	4,572,014	3,458,709
Treasury stock at cost, 57,600 shares	-	(201,370)
Total shareholders' equity	10,888,402	9,514,372
Total liabilities and shareholders' equity	$13,672,097	$12,343,285

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
NET SALES	$ 19,312,180	$ 17,276,183
COST OF SALES	9,384,241	8,620,510
Gross profit	9,927,939	8,655,673
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES	1,009,349	917,803
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6,088,932	5,613,525
TOTAL OPERATING EXPENSES	7,098,281	6,531,328
Income from operations	2,829,658	2,124,345
OTHER INCOME:		
Interest income	34,893	32,915
Other income, net	36,483	48,099
INCOME BEFORE TAXES	2,901,034	2,205,359
INCOME TAX PROVISION	(1,098,767)	(804,750)
NET INCOME	$ 1,802,267	$ 1,400,609
EARNINGS PER SHARE BASIC	$ 0.69	$ 0.54
EARNINGS PER SHARE DILUTED	$ 0.67	$ 0.54
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING		
Basic	2,593,759	2,575,971
Diluted	2,698,662	2,611,213
CASH DIVIDENDS PER SHARE	$ 0.26	$ 0.25

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Capital	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
BALANCE, November 30, 2002	2,614,465	$2,615	$6,192,140	$ 2,703,441	$ (194,090)	$ 8,704,106
Exercise of stock options and related tax benefits	24,500	24	60,986	-	-	61,010
Purchase 2,000 shares of common stock	-	-	-	-	(7,280)	(7,280)
Dividends Declared	-	-	-	(645,341)	-	(645,341)
Non-cash compensation	-	-	24,000	-	-	24,000
Interest on notes for restricted stock	-	-	(22,732)	-	-	(22,732)
Net income	-	-	-	1,400,609	-	1,400,609
BALANCE, November 30, 2003	2,638,965	2,639	6,254,394	3,458,709	(201,370)	9,514,372
Exercise of stock options and related tax benefits	20,400	21	107,815	-	-	107,836
Treasury Stock Retired	(57,600)	(58)	(201,312)		201,370	-
Dividends Declared	-	-	-	(688,962)	-	(688,962)
Interest on notes for restricted stock	-	-	(11,806)	-	-	(11,806)
Non-cash compensation	12,200	12	164,683	-	-	164,695
Net income	-	-	-	1,802,267	-	1,802,267
BALANCE, November 30, 2004	2,613,965	$2,614	$ 6,313,774	$ 4,572,014	$ -	$10,888,402

The accompanying notes are an integral part of these consolidated financial statements.

COHESANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,802,267	$ 1,400,609
Adjustments to reconcile net income		
to net cash provided by operating activities -		
Depreciation and amortization	247,169	222,511
Non-cash compensation	164,695	24,000
Loss on asset disposal	275	12,547
Deferred income taxes	156,839	87,200
Provision for doubtful accounts	26,390	68,560
Net change in assets and liabilities-		
Accounts and note receivable	(78,907)	44,691
Inventories	(168,717)	(14,519)
Prepaid expenses and other	(22,219)	369,230
Accounts payable	69,750	(157,854)
Other current liabilities	55,629	214,347
Other noncurrent assets	(11,806)	(22,704)
Net cash provided by operating activities	2,241,365	2,248,618
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Patent additions	(19,783)	(15,024)
Property and equipment additions	(143,717)	(265,383)
Net cash used in investing activities	(163,500)	(280,407)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Purchase of common stock	-	(7,280)
Proceeds from exercise of stock options	107,836	61,010
Cash dividends paid to stockholders	(987,298)	-
Net cash (used in) provided by financing activities	(879,462)	53,730
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,198,403	2,021,941
CASH AND CASH EQUIVALENTS, beginning of year	3,838,179	1,816,238
CASH AND CASH EQUIVALNETS, end of year	$ 5,036,582	$ 3,838,179
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for-		
Interest	$ -	$ -
Income taxes	$ 916,588	$ 617,000

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF BUSINESS

Cohesant Technologies Inc. and its subsidiaries (the "Company" or "Cohesant") are engaged in the design, development, manufacture and sale of specialized dispense equipment systems, replacement parts and supplies used in the operation of the equipment and the design, development, manufacture and sale of specialty coating and grout products.

The Company's direct, wholly owned subsidiaries, GlasCraft Inc. ("GCI") and Raven Lining Systems Inc. ("Raven") sell their products through a network of independent distributors and Certified Applicators in the United States and overseas. Industries served include construction, transportation and marine.

The Company's executive offices are located in Indianapolis, Indiana with its principal manufacturing, warehouse and distribution facilities located in Indianapolis, Indiana and Tulsa, Oklahoma.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct, wholly owned subsidiaries, GCI and Raven. Intercompany accounts and transactions have been eliminated.

b. Revenue Recognition

The Company recognizes revenue from sales upon shipment of goods at which time title and risks of ownership transfer to the buyer.

c. Basic and Diluted Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Restricted stock grants are not considered issued and outstanding until vested, but are included in diluted earnings per share. Diluted earnings per share is computed based upon the weighted average shares that would have been outstanding if all dilutive potential common shares would have been converted into shares at the earliest date possible. In determining diluted earnings per share, stock options and restricted stock were included in the calculation as their effect was dilutive. The following is a reconciliation of the numerators and denominators used in computing earnings per share:

	2004	2003
Income available to common stockholders	$1,802,267	$1,400,609
Basic earnings per share:		
Weighted-average number of common shares outstanding	2,593,759	2,575,971
Basic earnings per share	$ 0.69	$ 0.54
Diluted earnings per share		
Weighted-average number of common shares outstanding	2,593,759	2,575,971
Stock Options	97,027	35,242
Restricted Stock	7,876	-
Diluted weighted-average number of common shares outstanding	2,698,662	2,611,213
Diluted earnings per share	$ 0.67	$ 0.54

d. Statements of Cash Flows

Certain non-cash investing activities are described below:

During 2004 and 2003, the Company transferred $55,125 and $31,230 of inventory to property and equipment, respectively.

e. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash. Cash equivalents are stated at cost, which approximates market value.

f. Allowance of Doubtful Accounts

The Company evaluates the allowance for doubtful accounts on a periodic basis and reviews any significant customers with delinquent balances to determine future collectability. The determination includes a review of legal issues (such as bankruptcy status), past payment history, current financial and credit reports, and the experience of the credit representative. Allowances are established in the period in which the account is deemed uncollectable or questionable collectability.

g. Inventory

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Inventory costs include raw material, labor (including material handling) and overhead costs. Inventory at November 30, 2004 and 2003 was $3,367,947 and $3,230,100, respectively. These balances primarily consist of purchased parts and sub-assemblies, which can be sold as spare parts or further assembled into dispense equipment. An inventory reserve is provided for obsolete and slow-moving inventory to reduce the carrying amount to its estimated net realizable value.

h. Property, Plant and Equipment

Property, plant and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation of property, plant and equipment is provided by use of the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	1-5 years
Machinery and equipment	3-10 years
Displays, demos and lab equipment	3-5 years

Property, plant and equipment consist of the following:

	2004	2003
Leasehold improvements	$ 153,714	$ 143,710
Machinery and equipment	1,531,914	1,454,586
Displays, demos and lab equipment	392,360	382,955
	2,077,988	1,981,251
Less accumulated deprecation	(1,557,122)	(1,400,306)
	$ 520,866	$ 580,945

Depreciation expense for the fiscal years end November 30, 2004 and 2003 was $234,398 and $211,375, respectively.

i. Intangible Assets

The goodwill is the initial purchase price in excess of the fair value of identifiable net assets of Raven Effective December 1, 2001 the Company elected to adopt SFAS 142, and ceased amortizing goodwill.

Patents are being amortized using the straight-line method over their estimated useful lives (approximately 17 years). Other intangibles consist of the cost of certain trademarks. Amortization of trademark costs is amortized using the straight-line method over the estimated future period of benefit (approximately 14 years).

j. Research and Development

The costs associated with research and development programs for new products and significant improvements, which totaled $1,009,349, and $917,803 in 2004 and 2003, respectively, are expensed as incurred.

k. Income Taxes

The Company files a consolidated Federal income tax return with its wholly owned subsidiaries. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The liability method measures the effective tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the consolidated balance sheets and the expected tax impact of carryforwards for tax purposes.

l. Shipping and Handling Fees and Costs

Shipping and handling costs include payments to third parties for the delivery of products to customers, as well as internal salaries and overhead costs incurred to move and prepare finished products for shipment. Shipping and handling costs are included with selling and administrative expenses in the accompanying consolidated statement of operations and totaled $95,645 and $79,378 in fiscal 2004 and 2003, respectively.

m. Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under the provisions of the statement, the Company continually evaluates its long-lived assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related cash flows over the remaining life of the asset in measuring whether that asset is recoverable. To the extent an impairment has occurred, the excess of the carrying value of the long-lived assets over their estimated fair value will be charged to operations.

n. Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

o. New Accounting Standards

On December 16, 2004, the FASB finalized SFAS No. 123R "Share-Based Payment," which will be effective for small business issuers at the beginning of the first interim or annual reporting period after December 15, 2005. The new standard will require the Company to expense stock options and the FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options. The Company has begun a process to analyze how the utilization of a binomial lattice model could impact the valuation of our options. The effect of expensing stock options on our results of operations using the Black-Scholes model is presented in the table in Note 2p.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

On April 30, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133 and is to be applied prospectively to contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's financial statements.

In 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities effective for 2003. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. The adoption of FIN No. 46 did not have an impact on the financial position or results of operations of the Company.

In 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires guarantees to be recorded at fair value and requires a guarantor to make significant new disclosure, even when the likelihood of making any payments under the guarantee is remote. FIN 45's initial recognition and initial measurement provisions are applicable on a prospective basis to the guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have an impact on the financial position or results of operations of the Company.

p. Stock Options

The Company accounts for its stock-based employee compensation plan under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25). The Company has adopted the disclosure-only provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Had the company elected to adopt the fair value recognition provisions of FAS 123, pro forma net income and net income per share would be as follows:

	Year Ended November 30	
	2004	2003
Net income, as reported	$ 1,802,267	$ 1,400,609
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	112,638	24,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(171,005)	(108,384)
Pro forma net income	$ 1,743,900	$ 1,316,225
Earnings per share:		
Basic—as reported	$0.69	$0.54
Basic—pro forma	$0.67	$0.51
Diluted—as reported	$0.67	$0.54
Diluted—pro forma	$0.65	$0.50

3. SHAREHOLDERS' EQUITY

Dividends

In June 2004, the Company announced that its Board of Directors enacted a new dividend policy paying shareholders $0.26 per share annually, distributable at $0.13 per share on a semi-annual basis. A semi-annual dividend payment of $0.13 totaling $341,957 and $347,005 was paid on July 8, 2004 and December 10, 2004, respectively to shareholders of record on June 28, 2004 and November 30, 2004. The Board of Directors noted that it intends to review the dividend policy on at least a semi-annual basis to ensure sufficient cash availability for capital expenditures and potential acquisitions.

In November 2003 the Company announced its first ever dividend. A dividend of $0.25 per share totaling $645,341 was paid on December 10, 2003 to shareholders of record on November 30, 2003.

Capital Stock

In May 2004 the Company retired 57,600 shares of common stock held in treasury at a cost of $201,370.

In fiscal 2003 the Company purchased 2,000 shares of common stock at a cost of $7,280. The Company's repurchase program expired on November 30, 2003.

Restricted Stock

On November 5, 2001, the Company's Board of Directors approved the sale of 99,999 shares of unregistered restricted stock to certain officers. The Company provided the officers recourse notes (Notes) to purchase the unregistered restricted stock. The Notes have a term of 4 years and bear interest. The aggregate amount of these loans was $290,535 and $278,729, which includes accrued interest of $34,539 and $22,733, at November 30, 2004 and 2003, respectively and is reflected as a reduction of the additional paid-in capital account in the consolidated statements of shareholders' equity. Non cash compensation expense will be recognized over the restriction period as the restrictions lapse in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees."

On March 16, 2004, the Board of Directors approved the grant of 36,200 shares of Common Stock, with an aggregate value of $229,870 to an aggregate of 13 key employees, including four executive officers. The grants were restricted stock awards that vest incrementally through November 30, 2007 assuming the employees remain employed by the Company or its subsidiaries. The value of the grant is being recognized as non cash compensation expense over the vesting period.

On June 10, 2004, the Board of Directors approved the grant of 30,000 shares of Common Stock to an aggregate of 15 employees, including three executive officers. The grants were restricted stock awards that vest on a cliff basis on June 10, 2011 and may vest earlier according to meeting specific performance measures through November 30, 2006. The value of the grant is being recognized as non cash compensation expense over the vesting period.

Effective October 1, 2004 the Board of Directors approved the grant of 3,500 shares of Common Stock to a new Employee. The grant was a restricted stock award that vests on a cliff basis on October 1, 2011 and may vest earlier according to meeting specific performance measures through November 30, 2006. The value of the grant is being recognized as non cash compensation expense over the vesting period.

In fiscal 2004 and 2003 the Company recognized $164,695 and $24,000 of non cash compensation expense, respectively.

4. REVOLVING LINE OF CREDIT

On April 23, 2004, the Company renewed, through May 1, 2005, its $3,500,000 unsecured revolving line of credit facility. This facility accrues interest at the bank's prime lending rate. Among other restrictions, the credit facility requires that the Company meet certain covenants including financial ratios. The Company does not foresee any problems renewing this facility or obtaining an equivalent facility from another lender. As of November 30, 2004, the Company was in compliance with all covenants and did not have a balance outstanding under this facility.

5. STOCK OPTION PLAN

The Company has a Stock Option Plan (the "Option Plan") to provide for the grant of options to purchase shares of common stock to qualified employees (including officers and directors). The exercise price of any options granted under the plan shall be 100% of the fair market value of the common stock as of the date of grant (or 110% of the fair market value of the common stock if the grant is an "incentive stock option," as defined by the Internal Revenue Code, to an employee who owns more than 10% of the Company's outstanding common stock). Options must be exercised within five years of the date of grant. However, certain options may be exercised immediately. The Company has reserved 600,000 shares of common stock for issuance upon exercise of stock options. There were 137,500 and 121,500 options available for grant at November 30, 2004 and 2003, respectively.

In December 2002 the Company granted 100,000 options to its employees at an exercise price of $4.12 with a vesting period of four years and must be exercised within five years of grant. There were no options granted in fiscal 2004.

The fair value of options granted in December 2002 was $1.56 per share and was estimated on the date of grant using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

	2003
Risk-free interest rate	3.00%
Expected life (years)	4.75
Expected volatility	39.3%

Expected dividend yields were zero for fiscal 2003.

Stock option activity under the Option Plan is as follows:

Options	Number of Shares	Weighted-Average Exercise Price
November 30, 2002	199,750	$3.00
Granted	100,000	$4.12
Exercised	(24,500)	$1.73
Canceled	(1,000)	$3.20
November 30, 2003	274,250	$3.52
Exercised	(20,400)	$3.25
Canceled	(16,000)	$3.83
November 30, 2004	237,850	$3.52

At November 30, 2004

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Options Outstanding	Remaining Contractual Life	Exercise Price	Number of Options Exercisable	Exercise Price
2.83	8,000	0.7	2.83	8,000	2.83
3.20	143,725	1.9	3.20	124,725	3.20
4.12	86,125	3.1	4.12	21,625	4.12
$2.83-$4.12	237,850	2.3	$ 3.52	154,350	$3.31

At November 30, 2003

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Options Outstanding	Remaining Contractual Life	Exercise Price	Number of Options Exercisable	Exercise Price
2.83	12,500	1.7	2.83	10,000	2.83
3.20	161,750	2.9	3.20	106,250	3.20
4.12	100,000	4.1	4.12	-	4.12
$2.83-$4.12	274,250	3.3	$ 3.52	116,250	$3.17

6. RETIREMENT PLANS

The Company has a defined contribution profit sharing and savings plan for all employees meeting minimum eligibility requirements. It is the Company's policy to contribute up to 3% of total wages for each employee who makes certain minimum contributions. The amounts contributed by the Company during 2004 and 2003 were $121,598 and $105,270, respectively.

7. INCOME TAXES

The provision for income taxes consists of the following at November 30:

	2004	2003
CURRENT		
Federal	$774,418	$582,647
State	167,510	134,903
Total current	941,928	717,550
Deferred	156,839	87,200
INCOME TAX PROVISION	$1,098,767	$804,750

A reconciliation of the statutory U.S. Federal income tax rate to the Company's effective income tax rate is as follows:

	2004	2003
Federal statutory rate	34.0%	34.0%
State taxes, net of federal benefit	4.8	4.5
Foreign sales corporation or equivalent	(1.4)	(1.5)
Other	0 .5	(0.5)
Effective tax rate	37.9%	36.5%

Temporary differences, credits and carryforwards which give rise to the net deferred tax (liability) asset at November 30, are as follows:

	2004	2003
Deferred Tax (Liability)Asset:		
Financial reporting reserves not yet deductible	$210,000	$239,100
Property plant and equipment	(228,200)	(61,300)
NET DEFERRED TAX (LIABILITY) ASSET	$(18,200)	$177,800

8. RELATED PARTY TRANSACTIONS

The majority shareholder and director of the Company is the owner of Clarion Management Ltd. ("Clarion"), which provides management assistance for the Company under a Financial Advisory Agreement. Clarion receives a quarterly fee of $13,000. Under the agreement, Clarion also performs additional specific projects as requested. Clarion was paid $52,000 and $51,100, during the fiscal years ended November 30, 2004 and 2003, respectively.

The Company paid a fee of $50,000 in each of the fiscal years 2004 and 2003 to an entity controlled by its chief executive officer, Morris Wheeler, for the provision of office space for Mr. Wheeler and other management support.

9. SEGMENT INFORMATION

The Company monitors its operations in two business divisions: GCI and Raven. Certain corporate costs are not allocated to the business segments. Financial information for the Company's business segments as of and for the fiscal years ended November 30, 2004 and 2003 is as follows:

	GCI	Raven	Corporate	Consolidated
Net Sales:				
2004	$13,269,067	$6,043,113	$ -	$19,312,180
2003	11,488,497	5,787,686	-	17,276,183
Depreciation and amortization:				
2004	186,670	52,506	7,993	247,169
2003	173,023	46,410	3,078	222,511
Net income (loss):				
2004	1,596,127	965,884	(759,744)	1,802,267
2003	1,068,449	900,611	(568,451)	1,400,609
Identifiable assets:				
2004	5,744,669	2,512,310	5,415,118	13,672,097
2003	5,586,031	2,578,232	4,179,022	12,343,285
Capital expenditures:				
2004	110,368	24,165	9,184	143,717
2003	156,454	108,039	890	265,383

The following table presents percentage of total revenues by region.

Region	2004	2003
United States/Canada	72%	75%
Europe/Middle East	13	11
Asia/Pacific Rim	12	11
Other	3	3
Total	100%	100%

10. COMMITMENTS

The Company leases its office, manufacturing and warehouse facilities, a portion of its office equipment and Company cars under noncancellable operating leases expiring at various dates through November 2009. Future minimum rental payments required under these noncancellable operating leases are summarized as follows:

Fiscal Year	Amount
2005	$287,590
2006	232,761
2007	217,421
2008	207,827
2009	34,133
Thereafter	0

Rent expense totaled $297,324 and $345,749 for the years ended November 30, 2004 and 2003, respectively.

11. CONTINGENCIES

In November 1999, following the sale of certain assets of the Company's American Chemical Company ("ACC") subsidiary, ACC contributed its land and building to Marine Learning Institute ("MLI"), a not-for-profit environmental educational organization. MLI agreed to indemnify the Company to assume any costs arising from or out of the past, present or future environmental condition of the site. Subsequent to the donation of the St. Louis property, the Missouri Attorney General's office raised questions regarding the status of the contributed land and advised the affected parties that additional clean-up efforts were necessary. MLI advised both the Company and the Missouri Attorney General that, in its opinion, no further clean-up efforts were necessary. Management intends to seek indemnification from MLI for any further clean-up and legal costs. No activity with respect to this matter occurred in Fiscal 2004.

The Company is a party to certain other legal matters arising in the ordinary course of business. Management believes the ultimate disposition of these matters and the matter referred to above will not have a material adverse effect on the Company's financial position or results of operations.

12. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

	Fiscal Quarter				Fiscal
	First	Second	Third	Fourth	Year
2004:					
Net Sales	$4,235,450	$5,290,141	$5,116,265	$4,670,324	$19,312,180
Gross Profit	2,081,826	2,703,603	2,748,011	2,394,499	9,927,939
Net Income	288,500	529,153	541,724	442,890	1,802,267
Earnings Per Share Diluted	0.11	0.20	0.20	0.16	0.67
2003:					
Net Sales	$3,671,228	$4,284,650	$4,570,128	$4,750,177	$17,276,183
Gross Profit	1,749,567	2,139,905	2,317,214	2,448,987	8,655,673
Net Income	221,234	338,391	439,347	401,637	1,400,609
Earnings Per Share Diluted	0.09	0.13	0.17	0.15	0.54

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2005

COHESANT TECHNOLOGIES INC.

BY: /s/ Morris H. Wheeler
Morris H. Wheeler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Dwight D. Goodman Dwight D. Goodman	Chairman of the Board of Directors	February 1, 2005
/s/ Morris H. Wheeler Morris H. Wheeler	President and Chief Executive Officer (Principal Executive Officer) and Director	February 1, 2005
/s/ Michael L. Boeckman Michael L. Boeckman	Director	February 1, 2005
/s/ Morton A. Cohen Morton A. Cohen	Director	February 1, 2005
/s/ Richard L. Immerman Richard L. Immerman	Director	February 1, 2005
/s/ Robert W. Pawlak Robert W. Pawlak	Chief Financial Officer (Principal Financial and Accounting Officer)	February 1, 2005

Officers

Dwight D. Goodman
Chairman

Morris H. Wheeler
President and Chief Executive Officer,
Acting President - GlasCraft, Inc.

Robert W. Pawlak
Vice President - Finance,
Chief Financial Officer and Secretary

J. Stewart Nance
President - Raven Lining Systems, Inc.

Board of Directors

Michael L. Boeckman
Chief Financial Officer and Administrative Partner
Cohen & Company

Morton A. Cohen
Chairman and Chief Executive Officer
Clarion Capital Corporation

Dwight D. Goodman
Chairman
Cohesant Technologies Inc.

Richard L. Immerman
President
BleachTech LLC

Morris H. Wheeler
President and Chief Executive Officer
Cohesant Technologies Inc.,
Acting President - GlasCraft, Inc.

Certain statements contained in this report that are not historical facts, are forward looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statement. These risks and uncertainties include, but are not limited to, a slow-down in domestic and international markets for plural component dispense systems and a reduction in growth of markets for the Company's epoxy coating systems.

Subsidiary Offices

GlasCraft, Inc.
5845 West 82nd Street
Indianapolis, Indiana 46278
(317) 875-5592
www.glascraft.com

Raven Lining Systems, Inc.
1024 North Lansing Avenue
Tulsa, Oklahoma 74106
(918) 584-2810
www.ravenlining.com

Auditors

Ernst & Young LLP
111 Monument Circle
Indianapolis, Indiana 46244

Legal Counsel

Porter Wright Morris & Arthur LLP
925 Euclid Avenue
Cleveland, Ohio 44115

Transfer Agent

Continental Stock Transfer and
Trust Company
17 Battery Place
New York, New York 10004

Annual Meeting

The Company's annual meeting is scheduled for June 9th, 2005, at 5845 West 82nd Street, Indianapolis, Indiana 46278.

COHESANT

5845 W. 82nd St., Suite 102
Indianapolis, IN 46278
P: 317.871.7611
F: 317.875.5456
www.cohesant.com


Named one of America's fastest growing small public companies by Fortune Small Business Magazine and one of Forbes 200 Best Small Companies (NASDAQ: COHT)